UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 12, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ENTERS THE GEORGIAN CELLULAR MARKET

Moscow and New York (July 12, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it acquired 51% of Georgian cellular operator OOO Mobitel and a call option for the remaining 49% of OOO Mobitel. The purchase price for 51% of Mobitel was US$12.6 million.

OOO Mobitel owns GSM-1800 cellular licenses that are valid through mid-2013. Mobitel was founded in November 2003 and does not conduct any commercial operations. Upon closing of the transaction, VimpelCom plans to hold a tender for purchase of equipment and start construction and development of the network.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said: “We are pleased to announce our entry into Georgia, a country with a population of 4.7 million. This market undoubtedly has big development potential. With VimpelCom’s entry into Georgia, the total population of our license area is about 237 million. In line with VimpelCom’s CIS expansion strategy, this is the fifth CIS country outside of Russia in which VimpelCom will have operations”.

The Republic of Georgia is located in central and western Transcaucasia. Georgia borders Russia to the north, Azerbaijan to the east, and Armenia and Turkey to the south. The Black Sea shoreline constitutes the country’s western border. The total area of the country is 69.7 thousand sq.km. Georgia’s population is approximately 4.7 million. Today there are two cellular operators in the Georgian market: Geocell (55% market share, according to independent sources) and Magticom (45% market share, according to independent sources). The penetration rate of cellular services in Georgia is about 30%.

The VimpelCom Group includes cellular companies operating in Russia and Kazakhstan and recently acquired cellular operators in Ukraine, Tajikistan, Uzbekistan and Georgia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 237 million. Geographically, it covers 78 regions of Russia (136.5 million, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Tajikistan, Uzbekistan and Georgia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

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This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements address the Company’s intention to develop the Mobitel network and the intended benefits to VimpelCom from the transaction described herein. These statements are based on management’s best assessment of each of the Company’s and, based upon due diligence conducted to date, Mobitel’s strategic and financial position and on future market conditions and trends. These statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia, Georgia and the CIS and general economic developments in Russia, Georgia and the CIS and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com